SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

FORMULA SYSTEMS (1985) LTD.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

346414 105

(CUSIP Number)

Guy Bernstein Emblaze Ltd. 22 Zarhin Street Ra’anana, Israel +972-9-7699500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2009

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 346414 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emblaze Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 6,687,642
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,687,642
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,687,642
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.6%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 5 to Schedule 13D amends certain information set forth in the Schedule 13D filed by the reporting person with the Securities and Exchange Commission on November 30, 2006 (the “Initial Schedule 13D”), as amended by Amendment No. 1, filed by the reporting person with the Securities and Exchange Commission on December 26, 2006, Amendment No. 2, filed by the reporting person with the Securities and Exchange Commission on February 1, 2007, Amendment No. 3, filed by the reporting person with the Securities and Exchange Commission on April 10, 2007, and Amendment No. 4, filed by the reporting person with the Securities and Exchange Commission on December 30, 2008. This Amendment No. 5, like the Initial Schedule 13D and Amendments Nos. 1, 2, 3 and 4, relates to the ordinary shares, nominal value NIS 1.00 per share (the “Ordinary Shares”), of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”). The address of the principal executive office of the Issuer is 3 Abba Eban Boulevard, Herzeliya, Israel. Except as set forth in this Amendment No. 5, all information included in the Initial Schedule 13D and in Amendments No. 1, 2, 3 and 4 is incorporated herein by reference. The sole purpose of this Amendment No. 5 is to report the sale by the reporting person, in a series of open market transactions, of an aggregate of 132,449 Ordinary Shares of the Issuer, constituting more than 1% of the issued and outstanding share capital of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)     The reporting person is the beneficial owner of 6,867,642 Ordinary Shares, constituting approximately 50.6% of the issued and outstanding Ordinary Shares.

(b)     The reporting person has the sole power to vote and direct the vote and the sole power to dispose or to direct to dispose all of the Ordinary Shares underlying this Amendment No. 5.

(c)     In the last 60 days (except as described in Item 3), the reporting person did not purchase any Ordinary Shares.

(d)     None.

(e)     Not applicable.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Emblaze Ltd. By: /s/ Guy Bernstein —————————————— Guy Bernstein Chief Executive Officer

Dated: July 9, 2009